QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.
(Name of Subject Company (issuer))

Celestica Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number of Class of Securities)

Celestica Inc.
Attention: Elizabeth L. DelBianco
Executive Vice President, Chief Legal and Administrative Officer
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
(416) 448-2211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Joel I. Greenberg, Esq.
Kaye Scholer LLP
250 West 55th Street
New York, NY 10019-9710
(212) 836-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$350,000,000	$40,670

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase, for not more than $350,000,000, an aggregate of up to 29,914,529 subordinate voting shares of Celestica Inc. at a purchase price of not more than $13.30 and not less than $11.70 per share in cash.
(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross Border-third-Party Tender Offer)

 INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by Celestica Inc., a corporation organized under the laws of the province of Ontario, Canada ("Celestica" or the "Corporation"), to the holders of its subordinate voting shares, to purchase up to an aggregate amount of US$350,000,000 of such shares at a price of not more than US$13.30 per share and not less than US$11.70 per share in cash (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2015 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the "Offer Documents." This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Circular, copies of which are filed herewith as Exhibit (a)(1)(A), is incorporated herein by reference in response to all the items of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth under the heading "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)
The name of the issuer is Celestica Inc. The address and telephone number of the issuer's principal executive offices are: 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7, (416) 448-2211.

(b)
The subject securities are Celestica's subordinate voting shares, without nominal or par value (the "Shares"). As of April 24, 2015, there were 150,238,432 Shares issued and outstanding.

(c)
The information about the trading market and price of the Shares set forth under the heading "Section 5—Price Range and Trading Volume of the Shares" of the Circular is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)
The filing person to which this Schedule TO relates is Celestica Inc. The business address and business telephone number of Celestica is set forth under Item 2(a) above, and is incorporated herein by reference. The information set forth under the heading "Section 9—Ownership of Securities of the Corporation" of the Circular is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)
The material terms of the transaction are incorporated herein by reference to the Offer to Purchase and the Circular. There will be no material differences in the rights of security holders as a result of this transaction.

(b)
No officer or director of the Corporation intends to tender Shares pursuant to the Offer. In addition, to the knowledge of the Corporation, after reasonable inquiry, no beneficial owner of the Corporation's Multiple Voting Shares intends either to convert Multiple Voting Shares into Shares to tender pursuant to the Offer, or to tender pursuant to the Offer existing Shares beneficially owned by them. The Corporation has no knowledge regarding the participation of any other of its affiliates in the Offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a)
The information set forth under the headings "Section 2—Authorized Capital," "Section 7—Previous Purchases and Sales," "Section 8—Previous Distributions," "Section 9—Ownership of Securities of the Corporation," and "Section 11—Agreement, Commitments and Understandings" of the Circular is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)
The information regarding the purpose of the transaction set forth under the heading "Summary" of the Offer to Purchase and "Section 3—Purpose and Effect of the Offer" of the Circular is incorporated herein by reference.

(b)
The Shares purchased in the Offer will be cancelled by the Corporation.

(c)
The information regarding certain plans, proposals and negotiations set forth under the heading "Section 3—Purpose and Effect of the Offer" of the Circular is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)
The information set forth under the heading "Section 19—Source of Funds" of the Circular is incorporated herein by reference.

(b)
The information regarding material conditions to the financing set forth under the heading "Section 19—Source of Funds" of the Circular is incorporated herein by reference.

(d)
The information regarding borrowed funds set forth under the heading "Section 19—Source of Funds" of the Circular is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)
The information set forth under the heading "Section 9—Ownership of Securities of the Corporation" of the Circular is incorporated herein by reference.

(b)
The information set forth under the heading "Section 7—Previous Purchases and Sales" and "Section 8—Previous Distributions" of the Circular is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)
The information set forth under the heading "Summary" of the Offer to Purchase, and the information set forth under the headings "Section 20—Dealer Managers," "Section 21—Depositary," and "Section 22—Fees and Expenses" of the Circular is incorporated herein by reference.

Item 10.    Financial Statements.

(a)
-(b) Not applicable.

Item 11.    Additional Information.

(a)
(1)  The information set forth under the headings "Section 2—Authorized Capital," "Section 7—Previous Purchases and Sales" and "Section 8—Previous Distributions" of the Circular, is incorporated herein by reference.

(a)
(2)  The information set forth under the heading "Section 18—Legal Matters and Regulatory Approvals" of the Circular is incorporated herein by reference.

(a)
(3)  Not applicable.

(a)
(4)  Not applicable.

(a)
(5)  None.

(c)
The information contained in the Offer to Purchase and the Circular and the related Letter of Transmittal (which is attached as Exhibit (a)(1)(B) hereto) is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 27, 2015 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)*	Press release announcing the terms of the tender offer, dated April 27, 2015.
(b)(1)	Seventh Amended and Restated Revolving Term Credit Agreement, dated October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.(1)
(d)(1)	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.(2)
(d)(2)	Amended and Restated Celestica Inc. Long-Term Incentive Plan, as of January 29, 2014.(3)
(d)(3)	Directors' Share Compensation Plan (2008)(2)
(d)(4)	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation.(4)
(d)(5)	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser.(5)
(d)(6)	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco.(5)
(d)(7)	Amended & Restated Celestica Share Unit Plan as of January 29, 2014.(3)
(d)(8)	Directors' Share Compensation Plan, as amended July 25, 2013.(6)
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.
(1)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 13, 2015.
(2)
Incorporated by reference to the Corporation's SC TO-I filed on October 29, 2012.
(3)
Incorporated by reference to the Corporation's Form 6-K filed on July 9, 2014.
(4)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 23, 2010, File No. 001-14832.
(5)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 25, 2008, File No. 001-14832.
(6)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 14, 2014.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ELIZABETH L. DELBIANCO
Name:	Elizabeth L. DelBianco
Title:	Executive Vice President, Chief Legal and Administrative Officer

Date:	April 27, 2015

 EXHIBIT INDEX

Exhibits	Description
(a)(1)(A)*	Offer to Purchase, dated April 27, 2015 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)*	Press release announcing the terms of the tender offer, dated April 27, 2015.
(b)(1)

Seventh Amended and Restated Revolving Term Credit Agreement, dated October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.(1)

(d)(1)	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.(2)
(d)(2)	Amended and Restated Celestica Inc. Long-Term Incentive Plan, as of January 29, 2014.(3)
(d)(3)	Directors' Share Compensation Plan (2008).(2)
(d)(4)	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation.(4)
(d)(5)	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser.(5)
(d)(6)	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco.(5)
(d)(7)	Amended & Restated Celestica Share Unit Plan as of January 29, 2014.(3)
(d)(8)	Directors' Share Compensation Plan, as amended July 25, 2013.(6)
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

(1)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 13, 2015.

(2)
Incorporated by reference to the Corporation's SC TO-I filed on October 29, 2012.

(3)
Incorporated by reference to the Corporation's Form 6-K filed on July 9, 2014.

(4)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 23, 2010, File No. 001-14832.

(5)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 25, 2008, File No. 001-14832.

(6)
Incorporated by reference to the Corporation's Annual Report on Form 20-F filed on March 14, 2014.

QuickLinks

INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX